Exhibit 15.2

Consent of Independent Registered Public Accounting Firms

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-199023-02) of Unilever PLC and on Form F-3 (No. 333-199023) of Unilever N.V. of our report dated 3 March 2015, with respect to the consolidated balance sheets of Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as of 31 December 2014, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated changes in equity, and consolidated cash flows for the year ended 31 December 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of 31 December 2014, which report appears in the 31 December 2014 annual report on Form 20-F of Unilever PLC.

KPMG LLP	KPMG Accountants N.V.
London, United Kingdom	Amsterdam, Netherlands

6 March 2015